Exhibit 12.4
TEXAS-NEW MEXICO POWER COMPANY
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Six Months Ended		Year Ended December 31,
	June 30, 2011		2010	2009	2008	2007	2006
Fixed charges, as defined by the Securities and Exchange Commission:

Interest expensed and capitalized	$13,986		$28,632	$25,609	$17,861	$23,523	$27,374
Amortization of debt premium, discount and expenses	873		2,683	3,355	1,504	1,925	1,695
Estimated interest factor of lease rental charges	660		1,246	831	571	844	367

Total Fixed Charges	$15,519		$32,561	$29,795	$19,936	$26,292	$29,436

Earnings, as defined by the Securities and Exchange Commission:

Earnings from continuing operations before income taxes	$13,390		$26,026	$20,151	$2,335	$29,055	$17,905
Fixed charges as above	15,519		32,561	29,795	19,936	26,292	29,436
Interest capitalized	(255)		(158)	(1,144)	(1,025)	(332)	(209)

Earnings Available for Fixed Charges	$28,654		$58,429	$48,802	$21,246	$55,015	$47,132

Ratio of Earnings to Fixed Charges	1.85	[1]	1.79	1.64	1.07	2.09	1.60

[1] Earnings from continuing operations before income taxes for the six months ended June 30, 2011 includes a pre-tax loss of $3.9 million due to the write-off of regulatory disallowances. If that loss were excluded, the Ratio of Earnings to Fixed Charges would have been 2.10